Exhibit 99.1

INX Reports Q1 2023 Cumulative Adjusted Operating Cash Flow and

Pro Rata Portion of the Distributable Amount per INX Token (Unaudited)

New York, June 5, 2023 - INX Limited (Cboe Canada: INXD, INXATS: INX, OTCQB: INXDF), a broker-dealer and inter-dealer broker today announced the calculation of its cumulative Adjusted Operating Cash Flow as of March 31, 2023 and the pro rata portion of the Distributable Amount per INX Token.

(U.S. Dollars in thousands except for the number of INX Tokens)
Cumulative Adjusted Operating Cash Flow as of December 31, 2022	(56,679)

Less: Net cash used in operating activities in the three months ended March 31, 2023	(3,523)

Plus: Proceeds from sale of INX Tokens during the three months ended March 31, 2023	-

Less: Proceeds from initial sale of INX Tokens during the three months ended March 31, 2023	-

Cumulative Adjusted Operating Cash Flow as of March 31, 2023	(60,202)

Distributable Amount	0

Outstanding INX Tokens (as of May 31, 2023)	135,409,318

Indicative Pro Rata Portion of the Distributable Amount per INX Token	0

These calculations are based on unaudited quarterly results of operations of INX Limited and its subsidiaries.

Subject to the conditions described in the INX Token Purchase Agreement, commencing in calendar year 2021, each INX Token held by parties other than the Company, shall entitle its holder to receive a pro rata portion of an aggregate amount which equals 40% of INX Limited’s cumulative Adjusted Operating Cash Flow, net of Adjusted Operating Cash Flows that have already formed a basis for a prior distribution (such amount, the “Distributable Amount”).

The distribution to holders of the INX Tokens is based on an annual calculation of our cumulative Adjusted Operating Cash Flow as of December 31 and includes the resulting the pro rata portion of the Distributable Amount per INX Token. The calculation of the cumulative Adjusted Operating Cash Flow is provided at the same time that we file our annual report containing our audited financial statements. We publicly disclose the final calculations, including the pro rata portion of the Distributable Amount per INX Token, by filing such information on a Form 6-K, including such information within our Form 20-F or other annual report, issuing a press release and including the information on our website.

The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. The pro rata distribution of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company’s financial statements and calculate such distribution in good faith. Further, although the annual calculation of our cumulative Adjusted Operating Cash Flow is based on information provided in the audited consolidated financial statements of INX Limited and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to token holders will be audited at the time of any distribution.

About INX:

INX Limited aims to provide a regulated trading platform for digital securities and cryptocurrencies, combining traditional markets expertise with a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via blockchain technology and innovative regulatory approach.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2022, filed with the Securities Exchange Commission on May 1, 2023, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.